Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement (this “Agreement”) is made and entered into effective as of August 27, 2025, by and among (i) 2WR Holdco, LLC, a Delaware limited liability company (“Buyer”), (ii) 2WR of Georgia, Inc., a Georgia corporation (“2WR of GA”), (iii) urban-gro Architect Holdings, LLC, a Delaware limited liability company (“Parent”), (iv) 2WR of Colorado, Inc., a Colorado corporation (“2WR of CO”); and (v) 2WR of Mississippi, P.C., a Mississippi professional organization (“2WR of MS,” and, together with 2WR of CO, collectively, the “Asset Sellers” and, each, individually, an “Asset Seller,” and together with Parent, collectively, the “Sellers,” and each, individually, a “Seller,” and together with 2WR of GA, collectively, the “Seller Parties,” and each, individually, a “Seller Party”). Buyer and the Seller Parties are each sometimes referred to in this Agreement, collectively, as the “Parties” and each, individually, as a “Party.”

Recitals

WHEREAS, each of 2WR of GA, 2WR of CO and 2WR of MS (collectively, the “Companies,” and each, individually, a “Company”) are engaged in the business of providing (i) commercial, industrial and municipal architectural and construction administration services for projects that do not involve controlled environment agriculture (collectively, the “Business”), and (ii) commercial, industrial and municipal architectural and construction administration services for projects that do involve controlled environment agriculture (including cannabis) (collectively, the “Excluded Business”); and

WHEREAS, Parent owns all of the issued and outstanding shares of stock (the “Stock”) of 2WR of GA; and

WHEREAS, the Parent desires to sell and assign to Buyer, and Buyer desires to purchase and acquire from Parent all of the Stock in 2WR of GA (“Purchased Shares”), subject to the terms and conditions set forth herein; and

WHEREAS, the Asset Sellers desire to sell and assign to Buyer, and Buyer desires to purchase and acquire from the Asset Sellers, certain assets of each Asset Seller, subject to the terms and conditions set forth herein.

Agreement

NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
Definitions

1.01 Definitions. As used herein, capitalized terms shall have the meanings specified on Appendix A.

Article 2
Stock Purchase and Sale

2.01 Stock Purchase. Subject to the terms and conditions set forth herein, at the Closing, Buyer shall purchase and acquire from Parent, and Parent shall sell and transfer to Buyer all of the Purchased Shares, free and clear of all Encumbrances other than the Permitted Encumbrances, for the Stock Purchase Price. Notwithstanding the foregoing, Parent shall retain all rights, title and interest to those Tax refunds that are owed to 2WR of GA or Parent arising from the Pre-Closing Period (“2WR of GA Excluded Assets”).

2.02 Stock Purchase Price and Payment of Stock Purchase Price.

(a) Stock Purchase Price. The aggregate purchase price to be paid by Buyer for the Purchased Shares shall be $2,000,000 (the “Stock Purchase Price”). The Stock Purchase Price shall be payable in the manner as set forth in this Section 2.02.

(b) Initial Deposit. On or about July 31, 2025, Buyer, or its Affiliate on behalf of Buyer, paid $500,000 (the “First Deposit”) to Parent. On or about August 22, 2025, Buyer, or its Affiliate on behalf of Buyer, paid a second deposit of $250,000 (together with the First Deposit, the “Initial Deposit”) to Parent. The Initial Deposit shall be applied to the Stock Purchase Price at the Closing.

(c) Closing Stock Payment. At the Closing, Buyer shall pay an amount (the “Closing Stock Payment”) equal to the Stock Purchase Price minus (i) the Initial Deposit minus (ii) the outstanding Indebtedness of 2WR of GA at Closing (which shall be paid in accordance with the payoff letters delivered pursuant to Section 4.02(a)(iv)), by wire transfer of immediately available funds to Parent in accordance with Parent’s designated wire instructions.

Article 3
Asset Purchase and Sale

3.01 Asset Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, (a) 2WR of CO shall sell, convey, assign, transfer, and deliver to Buyer, and Buyer shall purchase from 2WR of CO, all of 2WR of CO’s right, title, and interest in, to solely those specific assets, which relate to, or are used or held for use in connection with, the Business which are specifically described on Schedule 3.01(a) (“2WR of CO Purchased Assets”) and (b) 2WR of MS shall sell, convey, assign, transfer, and deliver to Buyer, and Buyer shall purchase from 2WR of MS, all of 2WR of MS’s right, title, and interest in, to solely those specific assets, which relate to, or are used or held for use in connection with, the Business which are specifically described on Schedule 3.01(b) (“2WR of MS Purchased Assets”, and collectively with the 2WR of CO Assets, the “Purchased Assets”). At the Closing, 2WR of CO shall convey to Buyer good and marketable title to the 2WR of CO Purchased Assets, free and clear of any Encumbrances (other than the Permitted Encumbrances) and 2WR of MS shall convey to Buyer good and marketable title to the 2WR of MS Purchased Assets, free and clear of any Encumbrances (other than the Permitted Encumbrances). Notwithstanding the foregoing, and for the avoidance of doubt, the Purchased Assets shall not include any other assets of the Business or of any Asset Seller not specifically identified on Schedule 3.01(a) or Schedule 3.01(b) (together with the 2WR of GA Excluded Assets, the “Excluded Assets”).

3.02 Assumption of Asset Liabilities; Excluded Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge only those Liabilities of the Asset Sellers listed on Schedule 3.02, but only to the extent that such Liabilities do not relate to any material breach, default or violation by any Asset Seller on or prior to the Closing (collectively, the “Assumed Liabilities”). Notwithstanding any other provision herein to the contrary, Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liability of any Asset Seller or any of its Affiliates of any kind, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). The Asset Sellers shall pay and satisfy in due course all Excluded Liabilities that any Asset Seller is obligated to pay and satisfy. Notwithstanding the foregoing, and for the avoidance of doubt, the Buyer’s exclusion of the Excluded Liabilities shall not effect in any way Buyer’s assumption of all Liabilities of 2WR of GA in connection with the Buyer’s acquisition of the Purchased Shares as set forth in Article 2.

3.03 Asset Purchase Price. The aggregate purchase price for the Purchased Assets shall be $2.00 (the “Asset Purchase Price”). At Closing, Buyer shall pay the Asset Purchase Price to the Asset Sellers in cash.

3.04 Non-Assignable Assets. To the extent that any Asset Seller’s rights under any Purchased Asset may not be assigned to Buyer without the consent of another Person that has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and such Asset Seller, at their expense, shall use their reasonable best efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, such Asset Seller, to the maximum extent permitted by Law and the Purchased Asset, shall act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.

Article 4
Closing Matters

4.01 Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place remotely via the exchange of documents and signatures (or their electronic counterparts), on the date hereof (the “Closing Date”). The Closing shall be deemed to have occurred as of 11:59 p.m. CT on the Closing Date.

4.02 Closing Deliverables.

(a) Sellers Closing Deliveries. At the Closing, the Sellers shall deliver to Buyer the following:

(i) a bill of sale and assignment and assumption agreement (the “BOSAAA”), in substantially the form attached hereto as Exhibit A, duly executed by each Asset Seller, transferring the Purchased Assets to Buyer and effecting the assignment to and assumption by Buyer of the Assumed Liabilities;

(ii) stock certificates (or in the case of a lost, stolen or destroyed certificate, an affidavit of that fact by Parent) representing all of the Purchased Shares, to the extent certificated, accompanied by an assignment separate from certificate, duly executed by Parent, and any other instruments of transfer as shall be necessary to vest in Buyer, as of the Closing, all right, title and interest in and to the Purchased Shares;

(iii) letters of resignation from each director and each officer of 2WR of GA, and Emily Flournoy and Scott Allen as directors and officers of 2WR of MS, in form and substance acceptable to Buyer, duly executed by such person and effective as of the Closing;

(iv) executed payoff letters in form and substance satisfactory to Buyer from all holders of the Sellers’ Indebtedness, if any;

(v) an IRS Form W-9, duly executed by each Seller;

(vi) physical possession of the tangible assets comprising the Purchased Assets;

(vii) such other documents and instruments as may be reasonably required to consummate the Transactions.

(b) Buyer’s Closing Deliveries. At the Closing, Buyer shall deliver to the Sellers the following: (i) the Closing Stock Payment and the Asset Purchase Price in accordance with Sections 2.02 and 3.03 respectively; (ii) the BOSAAA, duly executed by Buyer; (iii) the Employment Agreements, each duly executed by Buyer or its Affiliate, and (iv) all other documents required to be entered into or delivered by Buyer at or prior to Closing pursuant to this Agreement.

4.03 Post-Closing Deliverables.

(a) As soon as reasonably practical after the Closing, and in any event within 30 days of the Closing Date, Buyer, Parent and 2WR of MS (as applicable) shall execute and deliver a mutually agreed upon management agreement (the “Management Agreement”) pursuant to which Buyer will operate the Business and Parent will operate the Excluded Business. In addition to such other terms as are mutually agreed upon among the parties thereto, the Management Agreement will provide Parent a reasonable amount of time, not to exceed 3 months from the date of the Management Agreement, to transition the Excluded Business to an Affiliate of Parent.

(b) As soon as reasonably practical after the Closing, and in any event within 10 days of the Closing Date, Seller Parties shall cause to be filed an amendment to the articles of incorporation of 2WR of CO, duly executed by 2WR of CO, in form and substance satisfactory to Buyer, for the purpose of amending such Seller’s articles of incorporation to change the names of such Seller to “UG Architecture”, to be filed with the Secretary of State of the State of Colorado.

(c) As soon as reasonably practical after the Closing, and in any event within 90 days of the Closing Date, 2WR of CO shall update its name on any customer accounts, each foreign jurisdiction to which its qualified to do business, and any architectural boards registrations using the name, or a variation thereof, of “2WR” to “UG Architecture”.

(d) Within 10 days of the Closing Date, the Sellers shall deliver to Buyer certificates of good standing for each Company and Parent issued by the Secretary of State of such Company’s state of incorporation, each dated within a reasonable time of the Closing Date.

(e) Within 3 Business Days of the Closing Date, the Sellers shall deliver to Buyer, for its review and acceptance, supplements to the Disclosure Schedules as noted in Article 5 and to the Work in Progress schedule as noted in Section 7.08 (the “Supplement”). Upon receipt, Buyer shall have 5 Business Days to review and accept the Supplement, and, upon Buyer’s express acceptance thereof, provided that, unless rejected in writing by Buyer within such 5-Business Day period, Buyer shall be deemed to have accepted such Supplement. The Supplement shall be deemed to amend the respective Disclosure Schedules and Work in Progress schedule on the terms described therein only upon Buyer’s express or deemed acceptance thereof.

Article 5
Representations and Warranties of the Seller Parties

Except as set forth on the Disclosure Schedules, the Seller Parties, jointly and severally, represent and warrant to Buyer that the statements contained in this Article 5 are true and correct as of the date hereof and the Closing Date.

5.01 Organization and Authority of Seller; Enforceability. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. 2WR of CO is a corporation duly organized, validly existing and in good standing under the Laws of the State of Colorado. 2WR of GA is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia. 2WR of MS is a corporation duly organized, validly existing and in good standing under the Laws of the State of Mississippi. Schedule 5.01 sets forth each jurisdiction in which 2WR of Georgia and 2WR of MS is licensed or qualified to do business, and 2WR of Georgia and 2WR of MS is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary. Each of the Seller Parties has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which any Seller Party is a party, to carry out each Seller Party’s obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery by the Seller Parties of this Agreement and any other Transaction Document to which any Seller Party is a party, the performance by each Seller Party of its obligations hereunder and thereunder, and the consummation by each Seller Party of the Transactions has been duly authorized by all requisite corporate, board, and shareholder action on the part of each Seller Party. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of the Seller Parties enforceable against the Seller Parties in accordance with their respective terms.

5.02 No Conflicts; Consents. The execution, delivery and performance by the Seller Parties of this Agreement and the documents to be delivered hereunder, and the consummation of the Transactions, do not and will not: (a) violate or conflict with the articles of incorporation, bylaws or other organizational documents of the Seller Parties; (b) violate or conflict with any Law or Governmental Order applicable to any Seller Party, the Business, the Purchased Shares, or the Purchased Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any Contract or other instrument to which such Seller Party is a party or by which such Seller Party or the Business is bound or to which any of the Purchased Shares or the Purchased Assets are subject; or (d) result in the creation or imposition of any Encumbrance (other than the Permitted Encumbrances) on the Purchased Shares and the Purchased Assets. Except as set forth on Schedule 5.02, no consent, approval, waiver or authorization is required to be obtained by any Seller Party from any Person (including any Governmental Authority) in connection with the execution, delivery and performance by a Seller Party of this Agreement and the consummation of the Transactions.

5.03 Financial Statements. Complete copies of unaudited financial statements evidencing transactions related to 2WR of GA’s Business for the 12-month periods ending December 31, 2024, December 31, 2023, and December 31, 2022 (collectively, the “Financial Statements”) have previously been provided to Buyer. The Financial Statements have been prepared in accordance with generally accepted accounting principles in effect in the United States from time to time, applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of 2WR of GA, and fairly present the financial condition of 2WR of GA as of the respective dates they were prepared and the results of the operations of 2WR of GAfor the periods indicated. The balance sheet of 2WR of GA as of December 31, 2024, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.”

5.04 Undisclosed Liabilities. 2WR of Georgia does not have any Liabilities with respect to the Business, except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, or (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

5.05 Absence of Certain Changes, Events, and Conditions. Since the Balance Sheet Date, and except as set forth on Schedule 5.05, and other than in the ordinary course of business consistent with past practice, there has not been any:

(a) change, event, condition, or development that is, or could reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), or assets of 2WR of GA or 2WR of MS, or (ii) the value of the Purchased Assets;

(b) entry into, or modification or termination of, any Contracts to which a Company is a party or by which it, the Business or the Purchased Assets are bound;

(c) (i) incurrence, assumption or guarantee of any indebtedness for borrowed money in connection with the Business except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice, or (ii) cancellation of any debts or claims or amendment, termination or waiver of any rights constituting Purchased Assets;

(d) material damage, destruction or loss, or any material interruption in use, of any Purchased Assets, whether or not covered by insurance;

(e) acceleration, termination, material modification to or cancellation of any Material Contract, Permit or Purchased Assets;

(f)  with respect to any current or former employees, officers, directors, independent contractors or consultants of the Business, (i) grant of any bonuses, whether monetary or otherwise, or change in compensation or benefits received by such Persons, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment or engagement of such Persons, or (iii) action to accelerate the vesting or payment of any compensation or benefit to such Persons;

(g) adoption, modification or termination of any (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant of a Company, (ii) Benefit Plan, or (iii) collective bargaining or other agreement with a union, in each case whether written or oral; or

(h) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law.

5.06 Assigned Contracts. Schedule 5.06 identifies all of the assigned Contracts (the “Assigned Contracts”). Each Assigned Contract is valid and binding on the applicable Company in accordance with its terms and is in full force and effect. No Company nor, to the Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any written or oral notice of any intention to terminate, any Assigned Contract. To the Seller’s Knowledge, no event or circumstance has occurred that would reasonably constitute an event of default under any Assigned Contract or result in a termination thereof. Complete and correct copies of each Assigned Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer. There are no disputes pending or, to the Seller’s Knowledge, threatened under any Assigned Contract.

5.07 Title to Purchased Assets; Sufficiency of Assets.

(a) The applicable Company has good and valid title to, or a valid and subsisting leasehold interest in, as applicable, to the Purchased Assets, free and clear of Encumbrances (other than the Permitted Encumbrances). All leases of tangible personal property or assets (if any) included in the Purchased Assets are valid, subsisting and effective in accordance with their respective terms, and the applicable Company enjoys peaceful possession of all such properties and assets. Upon the sale, conveyance, transfer, assignment and delivery of the Purchased Assets in accordance with this Agreement, Buyer will acquire good and valid title thereto or valid and subsisting leasehold interests therein, free and clear of all Encumbrances (other than the Permitted Encumbrances).

(b) Each item of tangible personal property within the Purchased Assets (if any) is structurally sound, is in good operating condition and repair, and is adequate for the uses to which it is being put, and no item of tangible personal property within the Purchased Assets is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost. The assets of 2WR of GA and the Purchased Assets are sufficient, in all material respects, for the continued conduct of the Business after the Closing in substantially the same manner as conducted as of the Closing.

5.08 Material Customers; Material Suppliers.

(a) Schedule 5.08(a), which will be provided by Sellers within three (3) Business Days following the Closing Date, sets forth for 2WR of GA (i) each customer who has paid aggregate consideration to such applicable Company for goods or services rendered in an amount greater than or equal to $50,000 for each of the three most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. None of the Seller Parties has received any written or oral notice, and has no reason to believe, that any of the Material Customers has ceased, or intends to cease after the Closing, to use the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business.

(b) Schedule 5.08(b), which will be provided by Sellers within three (3) Business Days following the Closing Date, sets forth for the 2WR of GA (i) each supplier to whom a Company has paid aggregate consideration for goods or services rendered in an amount greater than or equal to $50,000 for each of the three most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth on Schedule 5.08(b), none of the Seller Parties has received any written or oral notice, and has no reason to believe, that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

5.09 Tax Matters.

(a) All Taxes due and owing by each Seller Party have been, or will be, timely paid. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of any Seller Party. All Tax Returns required to be filed by the Seller Parties for any Tax periods prior to the Closing have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete, and correct in all respects.

(b) 2WR of GA has not been a member of an affiliated, combined, consolidated, or unitary Tax group for Tax purposes. 2WR of GA has no Liability for Taxes of any Person (other than 2WR of GA) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local, or foreign Law), as transferee or successor, by contract, or otherwise.

(c) There are no Encumbrances (other than Permitted Encumbrances) for Taxes (other than for current Taxes not yet due and payable) upon 2WR of GA.

(d) No Seller is a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2. 2WR of GA is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period in Section 897(c)(1)(a) of the Code.

5.10 Real Property. Except as set forth on Schedule 5.10, neither 2WR of GA nor 2WR of MS owns or leases any real property (collectively, the “Real Property Contracts”). Neither 2WR of GA nor 2WR of MS is a party to any Contract, option agreement or otherwise, pursuant to which it has the right or obligation to acquire title to or any interest in real property.

5.11 Environmental Matters. The operations of 2WR of GA and the Purchased Assets are currently and have always been in compliance with all Environmental Laws. Each Company is in compliance with, and has obtained or caused to be obtained, all Permits that are required pursuant to any Environmental Law with respect to the Purchased Assets, and all such Permits are set forth on Schedule 5.11. No Company has received any written or oral notice or report regarding any actual or alleged violation of any Environmental Law or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to it or its facilities arising under any Environmental Law in relation to the Business or the Purchased Assets. No Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any hazardous materials (within the meaning of any applicable Environmental Law) in a manner that has given rise to any Liability in operation of the Business or the Purchased Assets. No Company has, either expressly or by operation of Law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Law in operating the Business or the Purchased Assets.

5.12 Intellectual Property.  Schedule 5.12 lists all intellectual property and all intellectual property licenses that are used exclusively in the Business or for the use of the other Purchased Assets, including all goodwill associated with all such intellectual and other intangible property rights (collectively, the “Intellectual Property Assets”). The applicable Company is the owner of or duly licensed to use its Intellectual Property Assets, and all Intellectual Property Assets exist, have been maintained in good standing and, as applicable, have been properly assigned or licensed to the applicable Company. The applicable Company’s use of the Intellectual Property Assets does not infringe any right of any other Person, and no other Person is infringing any Intellectual Property Asset. Each Company has, and after the Closing, Buyer will have (as of record or beneficially), the legal right to use the Intellectual Property Assets. The Intellectual Property Assets constitute all of the intellectual property and intellectual property licenses necessary for the applicable Company to conduct its portion of the Business as currently conducted.

5.13 Permits. All Permits required for the Companies to conduct the Business as currently conducted or for the ownership and use of the Purchased Assets have been obtained by the Companies and are valid and in full force and effect. True and correct copies of all such Permits have previously been provided to Buyer. All fees and charges with respect to such Permits have been paid in full as of the date hereof and will have been paid in full as of the Closing Date. All fees and charges with respect to such Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

5.14 Employment Matters. 2WR of GA previously provided contains a list of employees of the Business of 2WR of GA as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (a) name; (b) title or position (including whether full-time or part-time); (c) hire or retention date; (d) current annual base compensation rate or contract fee; (e) commission, bonus or other incentive-based compensation; and (f) a description of the fringe benefits provided to each such individual as of the date hereof. No employee has notified 2WR of GA in writing that such Person intends to terminate his or her employment with such Company. Each Company has properly completed a Form I-9 to verify the identity and work authorization for each of its employees working in the United States. As of the date hereof, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of 2WR of GA for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of 2WR of GA with respect to any compensation, commissions, bonuses or fees. No Company is, and has never been, a party to or bound by any collective bargaining agreement or other Contract with a union, works council or labor organization. To the Parent’s knowledge, there currently are no, and there never have been any, organizational efforts being made by or on behalf of any labor organization with respect to any employees of any Company. 2WR of GA is and has been in compliance with all applicable Laws pertaining to employment and employment practices. All employees of 2WR of GA classified as exempt under the Fair Labor Standards Act and state and local wage and hour Laws are properly classified. There are no Actions against any Company pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant or employee of 2WR of GA.

5.15 Employee Benefit Plans. 2WR of GA does not have any, or otherwise provide any, employee benefit plans except as set forth on Schedule 5.15 (the “Benefit Plans”). Such Benefit Plans have been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws, and nothing has occurred with respect to such Benefit Plans that has subjected or could reasonably be expected to subject a Company or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under any applicable Law. All benefits, contributions and premiums relating to such Benefit Plans have been timely paid in accordance with the terms thereof and all applicable Laws and accounting principles, and all benefits accrued under any unfunded benefit plan have been paid, accrued or otherwise adequately reserved. There have been no amendments to, announcements by 2WR of GA or any of its Affiliates relating to, or changes in employee participation or coverages under, any Benefit Plans that would increase the annual expense of maintaining such Benefit Plans above the level of the expense incurred for the most recently completed fiscal year (other than on a de minimis basis) with respect to any director, officer, employee, consultant or independent contractor of the Business, as applicable. None of 2WR of GA or any Affiliate thereof has any commitment or obligation or has made any representations to any director, officer, employee, consultant or independent contractor of 2WR of GA, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plans.

5.16 Compliance with Laws. Each Company is not in breach or violation of, or default under, and has not been in breach or violation of, or default under, (a) its governing documents, or (b) any Law or any Governmental Order applicable to a Company, the Purchased Assets or the Business. No audit, investigation or similar Action performed by any Governmental Authority resulted in any adverse finding or Governmental Order against any Company, the Purchased Assets or the Business, and to the Seller’s Knowledge no event has occurred or circumstances exist that may give rise to, or serve as a reasonable basis for any such adverse finding or Governmental Order against any Company, the Purchased Assets or the Business.

5.17 Legal Proceedings. Except as set forth on Schedule 5.17, there is no Action of any nature pending or, to Seller’s Knowledge, threatened against or by (a) (i) Parent or 2WR of GA relating to or affecting any Company, the Business, or the Purchased Shares, or (ii) any Asset Seller relating to or affecting the Purchased Assets or the Assumed Liabilities; or (b) any Seller Party that challenges or seeks to prevent, enjoin or otherwise delay the Transactions. To Seller’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a reasonable basis for, any such Action other than as set forth on Schedule 5.17. The Seller Parties are in compliance with all Governmental Orders (if any) against, relating to, or affecting the Business, 2WR of GA, the Purchased Shares or the Purchased Assets.

5.18 Insurance. 2WR of GA has previously provided (a) a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by each Company or its Affiliates solely relating to the Business, the Purchased Assets or the Assumed Liabilities (collectively, the “Insurance Policies”); and (b) with respect to the Business, the Purchased Assets or the Assumed Liabilities, a list of all pending claims and the claims history for each Company since January 1, 2022. Except as set forth on Schedule 5.18, there are no claims related to the Business, the Purchased Assets or the Assumed Liabilities pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. None of the Companies, or their respective Affiliates, have received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. All such Insurance Policies (x) are in full force and effect and enforceable in accordance with their terms; and (y) have not been subject to any lapse in coverage. None of the Companies, or their respective Affiliates, is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are sufficient for compliance with all applicable Laws and Contracts to which the applicable Company is a party or by which it is bound. True and complete copies of the Insurance Policies have been made available to Buyer.

5.19 Product Liability. 2WR of GA has never received any notice that a product or service sold or provided by or on behalf of it or its Affiliates is recalled or is otherwise defective or not in conformity in all material respects with applicable product or service specifications, contractual commitments, express and implied warranties, or applicable Laws. No Asset Seller has ever received any notice that a product or service sold or provided by or on behalf of it or its Affiliates solely with respect to the Business or the Purchased Assets is recalled or is otherwise defective or not in conformity in all material respects with applicable product or service specifications, contractual commitments, express and implied warranties, or applicable Laws. No such claims are currently pending or threatened against such Company solely in relation to the Purchased Assets or the Business and there are no such claims for which insurance coverage is likely to be denied regarding the same. There has not been any material Liability (and there is no identifiable or known basis for any present or future third-party claim against any of them giving rise to any material Liability) arising out of any injury to individuals (including wrongful death) or property as a result of any product or service sold or provided by or on behalf of 2WR of GA or the Purchased Assets. No product or service sold or provided by or on behalf of 2WR of GA or in relation to the Purchased Assets is subject to any guaranty, warranty, or other indemnity, express or implied, for which any Company or any of their Affiliates is obligated beyond the applicable Company’s standard terms and conditions of sale, except as required by applicable Law.

5.20 Related Party Transactions. Except as set forth on Schedule 5.20, there are no Contracts or other arrangements involving the Business in which any Seller Party, their Affiliates, or any of their respective directors, officers or employees or any immediate family members thereof, is a party, has a financial interest, or otherwise owns or leases any Purchased Asset

5.21 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Seller Party.

5.22 Capitalization. The authorized shares of 2WR of GA consist of 1,000 shares of common stock, $0.001 par value, of which 1,000 shares are issued and outstanding and constitute the Stock. All of the shares of Stock have been duly authorized, are validly issued, fully paid and nonassessable, and are owned of record and beneficially by Parent, free and clear of all Encumbrances (other than the Permitted Encumbrances). Upon the transfer, assignment, and delivery of the shares of Stock and payment therefor in accordance with the terms of this Agreement, Buyer shall own all of the Stock, free and clear of all Encumbrances (other than the Permitted Encumbrances). All of the shares of Stock were issued in compliance with applicable Laws. None of the shares of Stock were issued in violation of any agreement or commitment to which Parent or 2WR of GA is a party or is subject to or in violation of any preemptive or similar rights of any Person. There are no outstanding or authorized options, warrants, convertible securities, stock appreciation, phantom stock, profit participation, or other rights, agreements, or commitments relating to the shares of 2WR of GA or obligating Parent or 2WR of GA to issue or sell any shares of, or any other interest in, 2WR of GA. There are no voting trusts, stockholder agreements, proxies, or other agreements in effect with respect to the voting or transfer of any of the shares of Stock.

5.23 No Subsidiaries. Neither 2WR of GA nor 2WR of MS has, or has the right to acquire, an ownership interest in any other Person.

5.24 Material Contracts.

(a) Schedule 5.24(a) lists each Contract that is material to the Business (such Contracts, together with all Contracts concerning the occupancy, management, or operation of any real property, and the Contracts with Material Customers and Material Suppliers previously provided to Buyer by 2WR of Ga and 2WR of MS, being “Material Contracts”), including the following:

(i) each Contract of 2WR of GA or 2WR of MS relating to the Business or the Purchased Assets and involving aggregate consideration in excess of $50,000 and which, in each case, cannot be cancelled by such Company without penalty or without more than 90 days’ notice;

(ii) all Contracts of 2WR of GA or 2WR of MS that provide for the indemnification by a Company of any Person or the assumption of any Tax, environmental, or other Liability of any Person, other than as provided in the 2WR of GA’s or 2WR of MS’, as applicable, standard customer contract form;

(iii) all Contracts relating to Intellectual Property material to the Business, including all licenses, sublicenses, settlements, coexistence agreements, covenants not to sue, and permissions, other than as provided in 2WR of GA’s standard customer design contract form;

(iv) except for Contracts relating to trade payables, all Contracts relating to Indebtedness (including, without limitation, guarantees) of 2WR of GA or 2WR of MS;

(v) all Contracts that limit or purport to limit the ability of 2WR of GA or 2WR of MS (in each case, other than this Agreement) to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vi) all Contracts relating to the Work in Progress;

(vii) all Assigned Contracts; and

(viii) all Real Property Contracts.

(b) Each Material Contract is valid and binding on the applicable Company in accordance with its terms and is in full force and effect. None of the Companies or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any written notice of any intention to terminate, any Material Contract. Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer.

5.25 Books and Records. The minute books and share record and transfer books of 2WR of GA, all of which are in the possession of Parent and have been made available to Buyer are complete and correct in all material respects.

5.26 Bank Accounts; Officers and Directors. Schedule 5.26 lists all officers and directors of 2WR of GA and all bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) and amounts on deposit therein for 2WR of GA.

5.27 Full Disclosure. No representation or warranty by a Seller Party in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any known untrue statement of a material fact, or omits to state any known material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Article 6
Representations and Warranties of Buyer

Buyer represents and warrants to the Sellers that the statements contained in this Article 6 are true and correct as of the date hereof and the Closing Date.

6.01 Organization and Authority of Buyer; Enforceability. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has full limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which it is a party, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the Transactions has been duly authorized by all requisite corporate and board action on the part of Buyer. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

6.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the Transactions, do not and will not: (a) violate or conflict with the articles of organization, operating agreement or other organizational documents of Buyer; or (b) violate or conflict with any Law or Governmental Order applicable to Buyer. No consent, approval, waiver or authorization is required to be obtained by Buyer from any Person (including any Governmental Authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the Transactions.

6.03 Legal Proceedings. There is no Action of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the Transactions. To Buyer’s knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

6.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer.

6.05 Investment Representation. Buyer (a) understands that the Purchased Shares have not been, and will not be, registered under the securities Laws, and are being offered and sold in reliance upon foreign, federal and state exemptions based on transactions not involving any public offering, and (b) is acquiring the Purchased Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws. Buyer acknowledges that it is informed as to the risks of the Transactions and of ownership of the Purchased Shares.

Article 7
Covenants

7.01 Employees.

(a) For those employees of an Asset Seller whom Buyer wishes to employ after the Closing, such employees shall resign from the applicable Asset Seller(s) effective as of the applicable Closing and shall thereupon become employees of Buyer (“Transferred Employee”). Notwithstanding any provision herein to the contrary, in no event shall Buyer be required to hire any of any Asset Sellers’ employees.

(b) Subject to the obligations set forth in Sections 7.01(c) and (d) below, each Asset Seller shall be solely responsible, and Buyer shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee (other than a Transferred Employee pursuant to Sections 7.01(c) and (d) below), officer, director, independent contractor or consultant of such Asset Seller, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with the applicable Asset Seller at any time on or prior to the Closing Date and the applicable Asset Seller shall pay all such amounts to all entitled Persons on or prior to the Closing Date. The applicable Asset Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of such Asset Seller or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing. The applicable Asset Seller also shall remain solely responsible for all worker’s compensation claims of any current or former employees of the Asset Seller that relate to events occurring on or prior to the Closing Date. The applicable Asset Seller shall pay, or cause to be paid, all such amounts to the appropriate Persons as and when due.

(c) With respect to any employee benefit plan maintained by Buyer or an Affiliate of Byer for the benefit of any Transferred Employee, effective as of Closing, Buyer shall, or shall cause its Affiliate to, recognize all service of the Transferred Employee with the applicable Company, as if such service were with Buyer, for vesting, eligibility, and accrual purposes, but not for purposes of benefit accruals under a defined benefit pension plan or retiree health plan of Buyer or its subsidiaries; provided, however, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan. Except as otherwise provided herein, effective as of the Closing, the employment of the Transferred Employees with any applicable Company and their active participation in the Benefit Plans of such Company shall cease. Solely for purposes of any Benefit Plan that provides for separation, termination or severance benefits, Buyer and the applicable Companies intend that the Transactions should not constitute a separation, termination or severance of employment of any Transferred Employee who accepts an employment offer by Buyer, and that each such Transferred Employee shall, solely for such benefits purposes, be deemed to have continuous employment immediately before and immediately after the Closing. With respect to any accrued vacation benefits maintained by Buyer or an Affiliate of Buyer for the benefit of any Transferred Employee, effective as of the Closing, Buyer shall, or shall cause its Affiliate to, assume all such accrued vacation benefits and transfer the same respectively as to each Transferred Employee, and as necessary to ensure such assumption and transfer, recognize all service of the Transferred Employees with Seller, as if such service were with Buyer, for vesting, eligibility and accrual purposes.

(d) Buyer, as a successor employer, shall have the sole responsibility for providing health care continuation coverage to any Transferred Employee under any one or more of its group health plans in accordance with COBRA to all “M&A Qualified Beneficiaries” (as defined under COBRA).

(e) This Section 7.01 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 7.01, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.01. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 7.01 shall not create any right in any Transferred Employee or any other Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.

7.02 Confidentiality. Any information, whether written, oral or in any other medium, concerning the business and affairs of a Seller (as it relates to the Business, the Purchased Assets or the Assumed Liabilities) that is not already generally available to the public through no fault of a Seller Party is considered to be confidential information (the “Confidential Information”). From and after the Closing, the Seller Parties and their Affiliates and their respective Representatives will treat and hold in confidence all of the Confidential Information, and shall refrain from using any of the Confidential Information except in connection with this Agreement and the Transactions, or with the written consent of Buyer. If any such Person is compelled to disclose any information by Governmental Order or Law, the Seller Parties shall promptly notify Buyer in writing and shall disclose only that portion of such information that is legally required to be disclosed, provided that the Seller Parties shall use their reasonable best efforts to obtain as promptly as possible an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

7.03 Non-Competition; Non-Solicitation; Non-Disparagement.

(a) Each Restricted Party acknowledges the competitive nature of the Business and accordingly agrees, in connection with the sale of the Purchased Assets, including the goodwill of the Business, which Buyer considers to be a valuable asset, and in exchange for good and valuable consideration, that, for the duration of the Restricted Period, each Restricted Party shall not, directly or indirectly (i) engage in or assist others in engaging in the Business (the “Restricted Business”) in the United States(the “Territory”); or (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, director, member, manager, employee, principal, agent, trustee, or consultant. Notwithstanding the foregoing, (y) a Restricted Party may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if such Restricted Party is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 2% or more of any class of securities of such Person, and (z) nothing in this Section 7.03(a) shall restrict or otherwise prevent any Restricted Party from (i) continuing to own and operate the Excluded Business or any other business other than the Restricted Business in the Territory or (ii) engaging in or continuing to engage in the Restricted Business solely to service (A) Boeing and Formosa in the State of Texas and (B) the following customers in the State of Colorado: Denver Public Schools, Denver Center for International Studies, Colorado State University, Colorado State Forest Service, Colorado School of Mines, H Mart and Pepsi Co.

(b) Buyer acknowledges and agrees that, in connection with the sale of the Purchased Assets and the Purchased Shares, including the goodwill of the Business, Buyer shall not, and shall not permit 2WR of GA (after the Closing) to, directly or indirectly, for the duration for the Restricted Period (i) bid, attempt to bid, or engage in with or assist others, in bidding, attempting to bid or engaging with the following customers of Sellers listed on Schedule 7.03(b) for business or projects that are the same as the Excluded Business (the “Buyer’s Restricted Business”), in United States (the “Buyer’s Restricted Territory”), or (ii) cause, induce, facilitate, or encourage any Transferred Employee to breach such Transferred Employee’s nondisclosure and confidential and proprietary information agreement with any Seller Party or its Affiliates, including without limitation the improper disclosure of any trade secrets, confidential information, design methodology whether in CEA cultivation facilities or otherwise. Notwithstanding the foregoing, (x) Buyer, 2WR of GA and their respective Affiliates shall be permitted to engage in the Business and any other business in the cannabis industry (other than the Excluded Business), including, without limitation, Buyer’s or any of its Affiliates’ participation as plant-touching operators in the cannabis industry, and (y) no violation shall be deemed to have occurred under Section 7.03(b)(ii) where any such Transferred Employee disclosed any confidential or proprietary information (including any trade secrets, confidential information, or design methodology), where such disclosure was (1) required by legal process, (2) consented to by any Seller Party, (3) made after the expiration or termination of the applicable nondisclosure and confidential and proprietary information agreement, or (4) otherwise in accordance with the terms of the applicable nondisclosure and confidential and proprietary information agreement.

(c) During the Restricted Period, each Restricted Party shall not, directly or indirectly (i) cause, induce, or encourage any material actual or prospective client, customer, supplier, or licensor of 2WR of GA or the Purchased Assets (including any existing or former client or customer of 2WR of GA or the Purchased Assets and any Person that becomes a client or customer of 2WR of GA or the Purchased Assets after the Closing), or any other Person who has a material business relationship with 2WR of GA or in connection with the Purchased Assets, to terminate or modify any such actual or prospective relationship; or (ii) hire or solicit any Person who is or was employed in the Business during the Restricted Period, or encourage any such employee to leave such employment, except pursuant to a general solicitation which is not directed specifically to any such employees.

(d) From and after the date hereof, each neither Party shall not, and shall not permit any of such Party’s Affiliates to, make any disparaging or other remark, statement, comment or representation, whether direct or indirect, whether true or false, that is intended to harm the reputation or business of the other Party (including the Business and the Excluded Business) or any of such Party’s Affiliates, or any of their respective members, shareholders, partners, managers, directors, officers, employees or agents.

(e) Each Party acknowledges that a breach or threatened breach of this Section 7.03 would give rise to irreparable harm to the other Party, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, the non-breaching Party shall, in addition to any and all other rights and remedies that may be available to such Party in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post a bond).

(f) Each Party acknowledges that the restrictions contained in this Section 7.03 are reasonable and necessary to protect the legitimate interests of the other Party and constitute a material inducement to the other Party to enter into this Agreement and consummate the Transactions. In the event that any covenant contained in this Section 7.03 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction or any Governmental Order, then any court is expressly empowered to reform such covenant in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law or such Governmental Order. The covenants contained in this Section 7.03 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

7.04 Public Announcements. Unless otherwise required by applicable Law, no Seller Party shall make any public announcements in respect of this Agreement or the Transactions without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), and the Seller Parties shall cooperate with Buyer as to the timing and contents of any such announcement.

7.05 Tax Matters.

(a) Tax Covenants.

(i)  Without the prior written consent of Buyer, Parent shall not, to the extent it may affect or relate to 2WR of GA: (A) make, change, or rescind any Tax election; (B) amend any Tax Return; (C) take any position on any Tax Return; or (D) take any action, omit to take any action, or enter into any other transaction that would have the primary effect of increasing the Tax Liability or reducing any Tax asset of Buyer or 2WR of GA, in respect of any taxable period that begins after the Closing or, in respect of any taxable period that begins before and ends after the Closing (each such period, a “Straddle Period”), the portion of any Straddle Period beginning after the Closing.

(ii)  Buyer shall prepare, or cause to be prepared, all Tax Returns required to be filed by 2WR of GA after the Closing with respect to any taxable period or portion thereof ending on or before the Closing and all Straddle Period Tax Returns. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method.

(b) Straddle Period. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are allocated to Pre-Closing Tax Periods for purposes of this Agreement shall be: (i) in the case of Taxes: (A) based upon, or related to, income, receipts, profits, wages, capital, or net worth; (B) imposed in connection with the sale, transfer, or assignment of property; or (C) required to be withheld, the amount of Taxes which would be payable if the taxable year ended with the Closing; and (ii) in the case of other Taxes, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing and the denominator of which is the number of days in the entire period.

(c) Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon 2WR of GA shall be terminated as of the Closing. After such date neither 2WR of GA, Parent, nor any of their Affiliates and their respective Representatives shall have any further rights or Liabilities thereunder.

(d) Tax Indemnification. Parent shall indemnify 2WR of GA, Buyer, and each Buyer Indemnified Person and hold them harmless from and against (i) any Losses attributable to any breach of or inaccuracy in any representation or warranty; (ii) any Losses attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking, or obligation in this Section; (iii) all Taxes of 2WR of GA or relating to the business of the Company for all Pre-Closing Tax Periods; (iv) all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which 2WR of GA (or any predecessor of 2WR of GA) is or was a member on or prior to the Closing by reason of a Liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state, or local Law; and (v) any and all Taxes of any Person imposed on 2WR of GA arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Closing. In each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith, Parent shall reimburse Buyer for any Taxes of 2WR of GA that are the responsibility of Parent pursuant to this Section within 90 Business Days after payment of such Taxes by Buyer or 2WR of GA.

(e) Cooperation and Exchange of Information. Parent and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 7.05 or in connection with any proceeding in respect of Taxes of 2WR of GA, including providing copies of relevant Tax Returns and accompanying documents. Each of Parent and Buyer shall retain all Tax Returns and other documents in its possession relating to Tax matters of 2WR of GA for any Pre-Closing Tax Period (collectively, “Tax Records”) until the expiration of the statute of limitations of the taxable periods to which such Tax Records relate.

(f) Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Sections 5.09 and 7.05 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof) plus 90 days.

7.06 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) (if any) incurred in connection with this Agreement and the other Transaction Documents shall be borne and paid 50% by Buyer and 50% by the Sellers when due. The Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and each Seller shall reasonably cooperate with respect thereto as necessary).

7.07 Further Assurances. Following the Closing, each of the Parties shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions and the documents to be delivered hereunder.

7.08 Work in Progress. Schedule 7.08, to be provided by Seller Parties within three (3) Business Days following Closing, sets forth, for 2WR of GA and 2WR of MS, a list of all work in progress in connection with the Business (the “Work in Progress”) as of the Closing Date, and sets forth, for each customer (a) the identity of such applicable Company performing such Work in Progress (including a description of all work that has been completed in connection with such project, a description of the work that remains to be completed, and the location where such project is located); (b) the date on which such Company commenced work and the date on which the project is scheduled to be completed; (c) the total contracted amount or estimated amount, as the case may be, for the work (including amounts paid by such customer and amounts that will be paid by such customer in connection with such work); (d) the total amount of all payments paid by such customer for such work as of the date hereof or the Closing Date, as applicable; (e) the total amount that such Company has paid, as of the date hereof or the Closing Date, as applicable, to all vendors, suppliers, contractors, subcontractors and all other third parties providing products or services used by such Company in connection with such work, and (f) the total amount (or an estimate thereof) that remains to be paid by such Company to all vendors, suppliers, contractors, subcontractors and all other third parties providing products or services used by such Company in connection with such work to complete the work.

7.09 Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

7.10 Access to Records. Following the Closing, Buyer shall, upon the reasonable request of the Sellers, permit the Sellers, and their employees, accountants and attorneys, during normal business hours upon not less than three Business Days’ prior written notice, to inspect and at their sole expense, copy, only those books and records of any Seller that relate to the Business and which are in the sole possession, control or custody of Buyer, including without limitation, containing the Purchased Assets, as necessary to comply with Laws, to respond to any audits or other inquiries related to Taxes (if any) and for any other reasonable and bona fide business purpose of the Sellers pertaining to any Seller and the Business or the operation of the Purchased Assets prior to Closing; provided that (1) such access does not unreasonably disrupt the normal operations of the Buyer and its respective Affiliates and (2) that the Sellers and their respective employees, accountants and attorneys requesting such access may be required to execute and deliver a customary confidentiality agreement, in form and substance acceptable to Buyer, with respect to such books, records and materials. Buyer shall retain such books and records for a period of three years following the Closing Date or longer as may be required by Law. Notwithstanding the foregoing or any other provision in this Agreement, none of the Sellers or any of their respective Affiliates or any representative of such Persons will be entitled to review or have access to any data or documents unrelated to the Purchased Assets or the Business or of any of Buyer’s Affiliates, or Tax Returns or any related tax working papers of Buyer or Buyer’s Affiliates.

7.11 Payments in Error. If Buyer receives payment on account of any of the Excluded Assets, then Buyer shall forward to Sellers all such payments related to such Excluded Assets that are received by Buyer within 10 Business Days following receipt thereof (or as to payments of money, after the bank has made the funds available). If any Seller received payment on account of any Purchased Assets, then such Seller shall forward to Buyer all such payments related to such Purchased Assets that are received by such Seller within 10 Business Days following receipt thereof (or as to payments of money, after the bank has made the funds available).

Article 8
Indemnification

8.01 Survival. All representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof) plus 90 days. Notwithstanding the foregoing, any claims that are timely asserted in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

8.02 Indemnification by Seller Parties. Subject to the other terms and conditions of this Article 8, from and after the Closing, the Seller Parties (other than 2WR of GA) shall, jointly and severally, defend, indemnify and hold harmless Buyer, its Affiliates (including 2WR of GA) and their respective Representatives (each, individually, a “Buyer Indemnified Person”) from and against all Losses suffered or incurred by such Buyer Indemnified Person arising from or relating to: (a) any inaccuracy in or breach of any of the representations or warranties of the Seller Parties contained in this Agreement or any of the other Transaction Documents; (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by a Seller Party pursuant to this Agreement or any of the other Transaction Documents; (c) any Excluded Liability; (d) the Excluded Assets or any other asset (other than a Purchased Asset) of an Asset Seller; (e) the operation of the Business before the Closing; (f) the operation of the Excluded Business before, as of or following the Closing; (g) Taxes imposed upon or payable by any Seller Party for the Pre-Closing Period; (h) the Work-in-Progress (other than as may arise from or relate to any performance thereof by Buyer following the Closing); or (i) a Seller’s employment of the retained employees before, as of or following the Closing.

8.03 Indemnification By Buyer. Subject to the other terms and conditions of this Article 8, from and after the Closing, Buyer shall defend, indemnify and hold harmless the Sellers, their Affiliates and their respective Representatives (each, individually, a “Seller Indemnified Person”) from and against all Losses suffered or incurred by such Seller Indemnified Person arising from or relating to: (a) breach of any of the representations or warranties of Buyer contained in this Agreement or any of the other Transaction Documents that causes actual damages to the Seller Indemnified Person; (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any of the other Transaction Documents that causes actual damages to the Seller Indemnified Person; or (c) any Assumed Liability or any Purchased Asset.

8.04 Indemnification Procedures.

(a) Third-Party Claims. If any Indemnified Person receives written notice of the assertion or commencement of any Action made or brought by any Person (other than a Party, such Party’s Affiliate or any of their Representatives) (each, a “Third-Party Claim”) against such Indemnified Person with respect to which the Indemnifying Person is obligated to provide indemnification under this Agreement, the Indemnified Person shall give the Indemnifying Person reasonably prompt written notice thereof, which notice shall describe the Third-Party Claim in reasonable detail. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. The Indemnifying Person shall have the right to participate in, or by giving written notice to the Indemnified Person, to assume the defense of any Third-Party Claim at the Indemnifying Person’s expense and by the Indemnifying Person’s own counsel, and the Indemnified Person shall cooperate in good faith in such defense; provided, that if the Indemnifying Person is a Seller Party, such Indemnifying Person shall not have the right to defend or direct the defense of any such Third-Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of the Business, or (ii) seeks an injunction or other equitable relief against the Indemnified Person. In the event that the Indemnifying Person assumes the defense of any Third-Party Claim, subject to Section 8.04(b), the Indemnifying Person shall have the right to take such action as the Indemnifying Person deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Person. The Indemnified Person shall have the right to participate in the defense of any Third-Party Claim with counsel selected by the Indemnified Person subject to the Indemnifying Person’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Person, provided, that if in the reasonable opinion of counsel to the Indemnified Person, (A) there are legal defenses available to an Indemnified Person that are different from or additional to those available to the Indemnifying Person; or (B) there exists a conflict of interest between the Indemnifying Person and the Indemnified Person that cannot be waived, the Indemnifying Person shall be liable for the reasonable fees and expenses of counsel to the Indemnified Person in each jurisdiction for which the Indemnified Person determines counsel is required. If the Indemnifying Person elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnified Person in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Person may, subject to Section 8.04(b), pay, compromise, or defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. The Parties shall reasonably cooperate with each other in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 7.01) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Person shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in this Section 8.04(b). If the Indemnified Person has assumed the defense pursuant to Section 8.04(a), it shall not agree to any settlement without the written consent of the Indemnifying Person (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Direct Claims. Any Action by an Indemnified Person on account of a Loss which does not result from a Third-Party Claim (each, a “Direct Claim”) shall be asserted by the Indemnified Person giving the Indemnifying Person reasonably prompt written notice thereof after the Indemnified Person becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person shall describe the Direct Claim in reasonable detail. The Indemnifying Person shall have 30 days after receipt of such notice to respond in writing to such Direct Claim. If the Indemnifying Person does not so respond within such 30-day period, the Indemnifying Person shall be deemed to have rejected such claim, in which case the Indemnified Person shall be free to pursue such remedies as may be available to the Indemnified Person on the terms and subject to the provisions of this Agreement.

(d) Payment of Losses. Once any Losses are agreed to by the Indemnifying Person or finally adjudicated to be payable under this Section 8.04, the Indemnifying Person shall satisfy its obligations within 30 days thereof by wire transfer of immediately available funds to the account(s) designated in writing by the Indemnified Person.

8.05 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.06 Cumulative Remedies. The rights and remedies provided in this Section 8.06 are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

8.07 Materiality; Effect of Investigation. For purposes of this Section 8.07, any Losses arising from or related thereto, shall be determined without regard to any materiality or other similar qualification contained in or otherwise applicable to such representation or warranty. The representations, warranties and covenants of the Seller Parties and the Buyer, and each Seller Parties or Buyer Indemnified Person’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of Seller Party or Buyer or by reason of the fact that Seller Party or Buyer knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of Seller Parties or Buyer’s waiver of any deliverable set forth in Section 4.02.

8.08 Maximum Liability of Seller Parties. The Seller Parties shall not be liable to the Buyer Indemnified Parties under Section 8.02(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) exceeds $25,000 (“Deductible”), in which event the Indemnifying Party shall be liable for all Losses back to dollar one, subject to the Cap. The aggregate indemnification obligations of the Seller Parties shall not exceed the Total Consideration, except (i) the aggregate indemnification obligations of the Seller Parties under Section 8.02 shall not exceed the Total Consideration (the “Cap”). Notwithstanding the foregoing, neither the Deductible nor the Cap will apply to (i) claims for indemnification for Losses arising out of breaches of the Fundamental Representations, (ii) claims for indemnification under Section 7.05(d), (iii) claims for indemnification of the Seller Parties pursuant to Sections 8.02(b) through 8.02(i), or (iv) claims for indemnification for Losses arising out of fraud on the part of any Seller Party. In no event shall any Party hereto be liable for any punitive, consequential, or special damages, except to the extent any such damages are awarded and paid with respect to a third party claim as to which the Party, as the case may be, are entitled to indemnification under this Agreement.

Article 9
General Provisions

9.01 Expenses. All costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

9.02 Notices. All notices, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to Buyer: 2WR Holdco, LLC 421 N. California Street Sycamore, IL 60178 Email: Attn:	With a copy to: Saul Ewing LLP 161 North Clark Street, Suite 4200 Chicago, IL 60601 Email: Attn:
If to any Seller: Email: Attn:	With a copy to: Blank Rome LLP 125 High Street Boston, MA 02110 Email: Attn:

9.03 Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits, and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

9.04 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party. Any failure on the part of any Party to comply with any of its obligations, agreements or conditions hereunder may be waived in writing signed by the other Party. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

9.05 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

9.06 Equitable Remedies. Each Party acknowledges that a breach or threatened breach by such Party of any of its obligations under this Agreement or the other Transaction Documents to which such Party is a party would give rise to irreparable harm to the other Party, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, each of the other Parties shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post a bond).

9.07 Successors and Assigns. All of the terms and provisions of this Agreement by or for the benefit of the Parties shall be binding upon and inure to the benefit of their respective successors, assigns, heirs and personal representatives. None of the Seller Parties may assign their respective rights or obligations hereunder without the prior written consent of Buyer. No assignment shall relieve the assigning Party of any of its obligations hereunder.

9.08 No Third-Party Beneficiaries. Except as provided in Article 8, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.09 Execution in Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. This Agreement may be executed by signatures transmitted by email or other electronic transmission.

9.10 Headings; Interpretation. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

9.11 Choice of Law; Venue. This Agreement shall be construed, interpreted and the rights of the Parties determined in accordance with the Laws of the State of Delaware without regard to its conflict of Laws principles. Any Action arising out of or based upon this Agreement, the ancillary documents or the Transactions may be instituted in the state and federal courts located in Delaware and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such Action. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any Action in such courts and irrevocably waive and agree not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

9.12 WAIVER OF JURY TRIAL. EACH PARTY HEREBY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (a) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (b) EACH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) EACH PARTY MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY; AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the date first written above.

Buyer:
2WR Holdco, LLC

By	/s/ Chris Mayer
Name:	Chris Mayer
Title:	Managing Member

2WR of GA:
2WR of Georgia, Inc.

By	/s/ Bradley Nattrass
Name:	Bradley Nattrass
Title:	CEO

2WR of CO:
2WR of Colorado, Inc.

By	/s/ Bradley Nattrass
Name:	Bradley Nattrass
Title:	CEO

2WR of MS:
2WR of Mississippi, P.C.

By	/s/ Scott Allen
Name:	Scott Allen
Title:	Treasurer

Parent:
urban-gro Architect Holdings, LLC

By	/s/ Bradley Nattrass
Name:	Bradley Nattrass
Title:	CEO

[Signature Page to Stock and Asset Purchase Agreement]

Schedule 3.01(a)

2WR of CO Purchased Assets

1. All Intellectual Property Assets of 2WR of CO that are used exclusively in the Business, including, without limitation, the name “2WR” and “2WR of Colorado, Inc.,” and all derivations thereof.

2. All goodwill and the going concern value of the 2WR of CO Purchased Assets and the Business.

Schedule 3.01(a)-1

Schedule 3.01(b)

2WR of MS Purchased Assets

1. All Work in Progress of remaining to be completed as of the Closing Date and being transferred by 2WR of MS.

2. All payments that will be paid in connection with the performance of the Work in Progress following the Closing Date being transferred by 2WR of MS.

3. All Assigned Contracts.

4. All Intellectual Property Assets of 2WR of MS that are used in the Business, including, without limitation, the name “2WR of Mississippi, P.C.,” and all derivations thereof and all design drawings and work product constituting a portion of the Purchased Assets.

5. All Permits, which are held by 2WR of MS and required solely for the use of the Purchased Assets, provided that, for the avoidance of doubt, the foregoing shall not include any Permits necessary for the operation of the Excluded Business.

6. All of 2WR of MS’s rights under warranties, indemnities, and all similar rights against third parties solely to the extent related to any Purchased Assets.

7. Solely with respect to the Purchased Assets, originals or, where not available, copies, of all books and records, including books of account, ledgers, and general, financial, and accounting records.

8. All goodwill and the going concern value of the Purchased Assets.

Schedule 3.01(b)-1

Schedule 3.02

Assumed Liabilities

1. The applicable Asset Seller’s performance under the Assigned Contracts on and after Closing.

2. The applicable Asset Seller’s performance under the applicable Work in Progress on and after Closing.

Schedule 3.02 – 1

Appendix A

Definitions

“2WR of CO” has the meaning set forth in the preamble.

“2WR of CO Purchased Assets” has the meaning set forth in Section 3.01.

“2WR of GA” has the meaning set forth in the preamble.

“2WR of GA Excluded Assets” has the meaning set forth in Section 2.01.

“2WR of MS” has the meaning set forth in the preamble.

“2WR of GA Purchased Assets” has the meaning set forth in Section 3.01.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Business, the Purchased Assets or the equity of 2WR of MS.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Asset Purchase Price” has the meaning set forth in Section 3.03.

“Asset Seller” and “Asset Sellers” have the meanings set forth in the preamble.

“Assigned Contracts” has the meaning set forth in Section 5.06.

“Assumed Liabilities” has the meaning set forth in Section 3.02.

“Balance Sheet” has the meaning set forth in Section 5.03.

“Balance Sheet Date” has the meaning set forth in Section 5.03.

“Benefit Plans” has the meaning set forth in Section 5.15.

“BOSAAA” has the meaning set forth in Section 4.02(a)(i).

“Business” has the meaning set forth in the recitals.

“Buyer” has the meaning set forth in the preamble.

Appendix A – 1

“Buyer Indemnified Person” has the meaning set forth in Section 8.02.

“Closing” has the meaning set forth in Section 4.01.

“Closing Date” has the meaning set forth in Section 4.01.

“Closing Stock Payment” has the meaning set forth in Section 2.02(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” and “Companies” have the meanings set forth in the recitals.

“Confidential Information” has the meaning set forth in Section 7.02.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Direct Claim” has the meaning set forth in Section 8.04(c).

“Disclosure Schedules” means the disclosure schedules, attached hereto and made a part hereof, delivered by the Seller Parties on the date hereof.

“Employment Agreements” has the meaning set forth in Section 3.03(a)(v).

“Encumbrances” means any liens, security interests, mortgages, deeds of trust, pledges, conditional sales contracts, charges, leases, claims, administrative orders or decrees, rights of third any party or other encumbrance.

“Environmental Law” means any applicable law, and any Governmental Order or binding agreement with any Governmental Authority: (i) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any hazardous materials (as such term is defined in any applicable Environmental Law). The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. § 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. § 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. § 651 et seq.

“Excluded Business” has the meaning set forth in the recitals.

“Excluded Assets” has the meaning set forth in Section 3.01.

Appendix A – 2

“Excluded Liabilities” has the meaning set forth in Section 3.02.

“Financial Statements” has the meaning set forth in Section 5.03.

“First Deposit” has the meaning set forth in Section 2.02(b).

“Fundamental Representations” means the representations and warranties of the Seller Parties set forth in Sections 5.01, 5.02, 5.07(a), 5.09 and 5.21.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi- governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Indebtedness” means the combined principal amount of, and accrued interest and prepayment penalties or breakage fees with respect to, all indebtedness for borrowed money of the applicable Seller, including all outstanding amounts under (i) notes, bonds, debentures, mortgages and similar instruments, (ii)  (iii) deferred purchase price for services (including all “earn out” and similar obligations but excluding accounts payable incurred in the ordinary course of business), (iv) guarantees of indebtedness of any other Person, (vi) obligations, contingent or otherwise, as an account party in respect of letters of credit and letters of guaranty, (v) deferred compensation and other similar Liabilities or arrangements with employees and independent contractors that are outside the ordinary course of business, (vi) obligations, contingent or otherwise, in respect of any accrued interest, success fees, prepayment penalties, interest rate SWAP breakage costs, make-whole premiums or penalties, and (vii) other costs and expenses associated with the repayment of any of the foregoing, as of 11:59 p.m. Central Time on the Closing Date; provided, that the following shall be expressly excluded from the definition of “Indebtedness”: accounts payable for goods or services incurred in the ordinary course of business, including but not limited to accounts payable owed to independent contractors in the ordinary course, and payment of any leases.

“Indemnified Person” means, with respect to a claim for indemnification (a) the Buyer Indemnified Person asserting such claim under Section 8.02, and (b) the Seller Indemnified Person asserting such claim under Section 8.03.

“Indemnifying Person” means, with respect to a claim for indemnification (a) under Section 8.02, those Seller Parties against whom such claim is asserted, and (b) under Section 8.03, Buyer.

“Initial Deposit” has the meaning set forth in Section 2.02(b).

“Insurance Policies” has the meaning set forth in Section 5.18.

“Intellectual Property Assets” has the meaning set forth in Section 5.12.

“Inventory” means all inventory, finished goods, raw materials, packaging, supplies, parts and other inventories.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

Appendix A – 3

“Losses” means losses, damages, Liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

“Management Agreement” has the meaning set forth in Section 4.03.

“Material Contracts” has the meaning set forth in Section 5.24(a).

“Material Customers” has the meaning set forth in Section 5.08(a).

“Material Contracts” has the meaning set forth in Section 5.08(b).

“Parent” has the meaning set forth in the preamble.

“Party” and “Parties” have the meanings set forth in the preamble.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments or other governmental charges not yet due and payable, payable without penalty or interest, or the validity of which is being contested in good faith by appropriate proceedings, and in each case solely of the Business or Purchased Assets for which appropriate reserves have been established in accordance with GAAP; (b) the Encumbrances under non-exclusive licenses of Intellectual Property granted to customers in the ordinary course of business and (c) mechanics’, carriers’, workmen’s, repairment’s or other like liens imposed by Law or incurred by the Sellers in the ordinary course of business consistent with past practice for obligations not yet due and payable; (d) any Encumbrance created by or on behalf of Buyer following Closing; (e) building, entitlement, zoning and other land use ordinances and regulations imposed by any Governmental Authority having jurisdiction over the applicable real property leased by the Company, which are not violated by the current use and operation of such applicable real property; and (f) Encumbrances to which the fee simple interest (or any superior leasehold interest) in the leased real property of the Company is subject.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a governmental body.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Purchase Price” means the Stock Purchase Price and the Asset Purchase Price.

“Purchased Assets” has the meaning set forth in Section 3.01.

“Purchased Shares” has the meaning set forth in the recitals.

Appendix A – 4

“Representatives” means, with respect to any Person, collectively, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Resolution Period” has the meaning set forth in Section 2.05(c)(iv).

“Restricted Business” has the meaning set forth in Section 7.03(a).

“Restricted Party” means Parent, 2WR of CO, and 2WR of MS, provided that, for the avoidance of doubt, 2WR of MS shall not be deemed a “Restricted Party” solely with respect to that portion of the business engaged in by 2WR of MS is performed for or at the direction of Buyer or its Affiliate.

“Restricted Period” means the 3-year period commencing on the Closing Date.

“Seller” and “Sellers” have the meanings set forth in the preamble.

“Seller Indemnified Person” has the meaning set forth in Section 8.03.

“Seller’s Knowledge,” and any similar phrases, means the actual or constructive knowledge of any director or officer of any Seller Party, after due inquiry.

“Seller Party” and “Seller Parties” have the meanings set forth in the preamble.

“Straddle Period” has the meaning set forth in Section 6.10(a)(i).

“Stock” has the meaning set forth in the recitals.

“Stock Purchase Price” has the meaning set forth in Section 2.02(a).

“Tax Returns” has the meaning set forth in Section 2.06.

“Taxes” means all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property (real or personal), customs, duties, or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto.

“Territory” has the meaning set forth in Section 7.03(a).

“Third-Party Claim” has the meaning set forth in Section 8.04(a).

“Total Consideration” means the Stock Purchase Price plus the Asset Purchase Price.

“Transaction Documents” means this Agreement, the BOSAAA, the Management Agreement, the Employment Agreements and the other agreements, instruments and documents required to be delivered on the date hereof or at the Closing.

“Transactions” means the transactions contemplated to occur pursuant to this Agreement and the other Transaction Documents.

“Work-in-Progress” has the meaning set forth in Section 7.08.

Appendix A – 5